UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

SAEXPLORATION HOLDINGS, INC.
(Name Of Subject Company and Filing Person (Issuer))

Warrants to Purchase Common Stock
(Title of Class of Securities)

78636X 113
(CUSIP Number of Class of Securities)

Brent Whiteley, Esq.
Chief Financial Officer, General Counsel and Secretary
SAExploration Holdings, Inc.
3333 8th Street SE, 3rd Floor
Calgary, Alberta T2G 3A4
(403) 776-1950
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies of communications to:

W. Garney Griggs, Esq.
Strasburger & Price, LLP
909 Fannin Street, Suite 2300
Houston, Texas 77010
(713) 951-5600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$13,050,000	$1,780.02

 __________________________

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. SAExploration Holdings, Inc. (the “Company”) is offering holders of a total of 15,000,000 warrants issued by the Company the opportunity to exchange such warrants for shares of the common stock, par value $0.0001 per share, of the Company by tendering ten warrants in exchange for one share of common stock. The transaction value was determined by using the average of the high and low prices of the publicly traded warrants of the Company as reported on the Over-the-Counter Bulletin Board on January 3, 2014, which was $0.87.

(2)	The amount of the filing fee assumes that all outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The filing fee equals $136.40 for each $1,000,000 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,391.04	Filing Party: SAExploration Holdings, Inc.
Form or Registration No.: Form S-4 (333-192034)	Date Filed: November 1, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by SAExploration Holdings, Inc. (the “Company”), a Delaware corporation formerly named Trio Merger Corp. This Schedule TO relates to an offer by the Company to each of its warrant holders to receive one share of common stock, par value $0.0001 per share, of the Company in exchange for every ten outstanding warrants of the Company tendered by the holder for exchange pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated January 7, 2014 ( the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B).

The Offer is being made to:

•	All holders of the publicly traded warrants to purchase common stock of the Company that were issued by the Company in connection with its 2011 public offering of units, referred to herein as the “Public Warrants.” The Public Warrants were issued by the Company on June 24, 2011, pursuant to the closing of the initial public offering by the Company of 6,000,000 units (the “Units”), each such Unit consisting of one share of common stock of the Company and one warrant to purchase one share of common stock of the Company, and the subsequent sale on June 27, 2011, of an additional 900,000 Units pursuant to an over-allotment option granted to the underwriters of the initial public offering. As of January 3, 2014, 6,900,000 Public Warrants are outstanding. Pursuant to the Offer, the Company is offering up to 690,000 shares of common stock of the Company in exchange for all of the Public Warrants.

•	All holders of the unregistered warrants to purchase common stock of the Company that were issued by the Company in a private placement concurrent with its initial public offering of units, referred to herein as the “Private Warrants.” The Private Warrants were issued by the Company on June 24, 2011, simultaneously with the closing of the initial public offering by the Company, in a private sale of 6,500,000 warrants to the holders of the Company’s common stock issued prior to the initial public offering and 600,000 warrants to EarlyBirdCapital, Inc., the representative of the underwriters for the initial public offering, and its designees. As of January 3, 2014, 7,100,000 Private Warrants are outstanding. Pursuant to the Offer, the Company is offering up to 710,000 shares of common stock of the Company in exchange for the Private Warrants. The holders of the Private Warrants have agreed to exchange all of their Private Warrants pursuant to the Offer.

•	Eric S. Rosenfeld and David D. Sgro, as holders of promissory notes issued by the Company upon conversion of such notes into warrants to purchase common stock of the Company at the election of the holders following effectiveness of stockholder approval of such conversion, referred to herein as the “Convertible Debt Warrants.” The Public Warrants, Private Warrants and Convertible Debt Warrants are referred to collectively as the “Warrants.” The Convertible Debt Warrants may be issued at any time pursuant to the conversion of a total of five promissory notes issued by the Company to Eric S. Rosenfeld and David D. Sgro, respectively (the “Notes”), two of the Company’s founding stockholders and directors, into warrants to purchase an aggregate of 1,000,000 shares of the Company’s common stock. Pursuant to the Offer, the Company is offering an aggregate of 100,000 shares of common stock of the Company in exchange for all of the Convertible Debt Warrants. Messrs. Rosenfeld and Sgro have indicated they intend to convert the Notes and exchange all of their Convertible Debt Warrants pursuant to the Offer.

Each Warrant holder whose Warrants are exchanged pursuant to the Offer will receive one share of common stock of the Company for every ten Warrants tendered by such holder. Any Warrant holder that participates in the Offer may exchange less than all of its Warrants. In lieu of issuing fractional shares of common stock, any holder of Warrants who would otherwise have been entitled to receive fractional shares will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of a share of Company’s common stock on the Nasdaq Global Market on the last trading day of the Offer Period, as such term is defined in the Prospectus/Offer to Exchange.

1

On November 1, 2013, the Company filed a Registration Statement on Form S-4 with the United States Securities and Exchange Commission (the “SEC”), filed Amendment No. 1 thereto on December 10, 2013, and filed Amendment No. 2 thereto on January 6, 2014. The Prospectus/Offer to Exchange forms a part of such Registration Statement.

The Offer is not made to those holders who reside in any jurisdiction where, after a good faith effort has been made by the Company to comply with applicable state law, the offer would be unlawful.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Prospectus Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is SAExploration Holdings, Inc. The Company’s principal executive offices are located at 3333 8th Street SE, 3rd Floor, Calgary, Alberta T2G 3A4, and its telephone number is (403) 776-1950.

(b) Securities. The subject securities are the Company’s warrants to purchase common stock expiring June 24, 2016. As of January 3, 2014, there were an aggregate of 14,000,000 Warrants outstanding, and an aggregate of 1,000,000 Warrants issuable upon conversion of the Notes.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Market Price, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Interests of Directors, Executive Officers and Other Affiliates” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Prospectus Summary” and “The Offer” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Interests of Directors, Executive Officers and Other Affiliates” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company's Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer – Transactions and Agreements Concerning Our Securities,” “Certain Relationships and Related Person Transactions” and “Description of Securities – Registration Rights” is incorporated herein by reference.

2

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Background and Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Background and Purpose of the Offer” is incorporated herein by reference.

(c) Plans. Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer,” “Information Concerning Our Company,” “Certain Relationships and Related Person Transactions” and “Description of Securities,” neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the Nasdaq Global Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Interests of Directors, Executive Officers and Other Affiliates” is incorporated herein by reference.

(b) Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Certain Relationships and Related Person Transactions,” neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Interest in Securities of the Subject Company.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, or the information agent or the depositary for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

3

Item 10. Financial Statements.

(a)  Financial Information. The financial statements and other financial information of the Company listed below are incorporated by reference into this Schedule TO as indicated below. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

Condensed Consolidated Balance Sheets as of September 30, 2013 (unaudited) and December 31, 2012	FS-2(*)
Unaudited Condensed Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2013 and 2012	FS-3(*)
Unaudited Condensed Consolidated Statements of Comprehensive (Loss) Income for the Three and Nine Months Ended September 30, 2013 and 2012	FS-4(*)
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2013 and 2012	FS-5(*)
Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity	FS-6(*)
Notes to Unaudited Condensed Consolidated Financial Statements	FS-7 – FS-17(*)
Report of Independent Registered Public Accounting Firm	FS-18(*)
Consolidated Balance Sheets as of December 31, 2012 and 2011	FS-19(*)
Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010	FS-20(*)
Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2012, 2011 and 2010	FS-21(*)
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010	FS-22(*)
Notes to Consolidated Financial Statements	FS-23 – FS-48(*)

______________________________

(*) Incorporated by reference to the corresponding page of the Prospectus/Offer to Exchange.

(b) Pro Forma Information. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Unaudited Pro Forma Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer – Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(2) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer – Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Not applicable.

4

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed by the Company with the SEC on January 7, 2014, pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to the Registration Statement on Form S-4 filed by the Company with the SEC on December 10, 2013).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 1, 2013).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 1, 2013).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 1, 2013).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(i)	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on June 28, 2013).

(d)(ii)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Company on June 28, 2013).

(d)(iii)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on June 28, 2013).

(d)(iv)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Company on June 28, 2013).

(d)(v)	Agreement and Plan of Reorganization dated as of December 10, 2012, by and among the Company, Trio Merger Sub, Inc., the company formerly known as SAExploration Holdings, Inc. (“Former SAE”) and CLCH, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on December 11, 2012).

(d)(vi)	First Amendment to Agreement and Plan of Reorganization dated as of May 23, 2013, by and among the Company, Trio Merger Sub, Inc., Former SAE and CLCH, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on May 28, 2013).

(d)(vii)	Form of Warrant Agreement by and between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.4 to the Amendment No. 2 to Registration Statement on Form S-1filed by Company on April 28, 2011).

5

Exhibit No.	Description

(d)(viii)	Amendment to Warrant Agreement dated June 24, 2013, by and between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Company on June 28, 2013).

(d)(ix)	Form of Amended and Restated Convertible Promissory Notes issued to Eric S. Rosenfeld and David D. Sgro (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on October 17, 2013).

(d)(x)	Indemnity Escrow Agreement dated as of June 24, 2013, by and among the Company, CLCH, LLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Company on June 28, 2013).

(d)(xi)	Merger Consideration Escrow Agreement dated as of June 24, 2013, by and among SAExploration Holdings, Inc., CLCH, LLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Company on June 28, 2013)

(d)(xii)	Registration Rights Agreement dated June 24, 2013, by and between the Company and CLCH, LLC (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Company on June 28, 2013).

(d)(xiii)	Form of Lock-Up Agreement between the Company and each of the former stockholders of SAExploration Holdings, Inc. (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed by the Company on June 28, 2013).

(d)(xiv)	Form of Notice of Stock Award and Agreement under the SAExploration Holdings, Inc. 2013 Non-Employee Director Share Incentive Plan between the Company and each of Gary Dalton, Gregory R. Monahan, Eric S. Rosenfeld and David D. Sgro (incorporated by reference to Exhibit 10.21 to the Amendment No. 1 to Registration Statement on Form S-4 filed by the Company on December 10, 2013).

(d)(xv)	Form of Letter Agreement among the Company, EarlyBirdCapital, Inc. and each of the Company’s Officers, Directors and Initial Stockholders (incorporated by reference to Exhibit 10.1 to the Amendment No. 2 to Registration Statement on Form S-1filed by the Company on April 28, 2011).

(d)(xvii)	Form of Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on June 24, 2011).

(d)(xviii)	Form of Escrow Agreement between the Company, Continental Stock Transfer & Trust Company, and the Initial Stockholders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on June 24, 2011).

(d)(xix)	Form of Registration Rights Agreement among the Company, the Initial Stockholders and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.6 to the Amendment No. 2 to Registration Statement on Form S-1filed by the Company on April 28, 2011).

(d)(xx)	Form of Subscription Agreements among the Company, Graubard Miller and the Purchasers of Insider Warrants and EBC Warrants (incorporated by reference to Exhibit 10.7 to the Amendment No. 2 to Registration Statement on Form S-1filed by the Company on April 28, 2011).

(d)(xxi)	Form of Warrant Consent/ and Support Agreements (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on December 11, 2012).

(d)(xxii)	Form of Irrevocable Proxy Agreement, Irrevocable Proxy and Power of Attorney, dated effective as of June 24, 2013 (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed by the Company on November 1, 2013).

6

Exhibit No.	Description

(d)(xxiii)	Form of Revocable Proxy Agreement, dated effective as of June 24, 2013 (incorporated by reference to Exhibit 99.6 to the Registration Statement on Form S-4 filed by the Company on November 1, 2013).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

7

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAEXPLORATION HOLDINGS, INC.

By:	/s/ Brent Whiteley
Brent Whiteley Chief Financial Officer, General Counsel and Secretary

Dated: January 7, 2014

8